25

07022898

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2007
THOMSON FINANCIAL

FILE NO. 82- 02950 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 4/25/07

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

RECEIVED

ARIS
12-31-06

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006

	2006 $	2005 $
ASSETS		
Current		
Cash	802,859	79,258
Marketable securities (Note 3)	16,463	16,463
Accounts receivable	3,978	1,167
Prepaid expenses	1,500	1,500
	824,800	98,388
Note receivable (Note 4)	546,903	546,903
Investment in subsidiaries (Note 5)	561,556	597,086
Interests in mining properties (Note 6)	1,009,954	1,009,946
Natural gas interests (Note 7)	1,503,414	1,484,529
Investment in technology project (Note 8)	1	1
Capital assets (Note 9)	711	1,280
Total Assets	4,447,339	3,738,133
LIABILITIES		
Current		
Accounts payable	13,903	6,018
Current portion of consulting charge payable (Note 13)	35,100	35,100
	49,003	41,118
Consulting charge payable (Note 13)	70,200	105,300
	119,203	146,418
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	9,623,560	9,348,336
Share purchase warrant (Note 10)	466,000	–
Contributed surplus (Note 11)	139,730	95,950
Deficit	(5,901,154)	(5,852,571)
	4,328,136	3,591,715
Total liabilities and shareholders' equity	4,447,339	3,738,133

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira"
Director

"William Denning"
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006 $	2005 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	7,177	4,340
Gain on sale of marketable securities	–	56,416
	7,177	60,756
Expenses		
Administrative expenses	53,795	46,859
Stock-based compensation cost	–	32,000
Prospecting and general	432	534
Amortization	569	427
	54,796	79,820
Net loss before share of net earnings of equity investment	(47,619)	(19,064)
Share of net (loss) earnings of equity investment	(964)	17,759
Net loss before income taxes	(48,583)	(1,305)
Future income tax recoverable	–	28,896
Net (loss) income	(48,583)	27,591
Net (loss) income per share – basic and fully diluted (Note 12)	(0.002)	0.001
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,852,571)	(5,880,162)
Net (loss) income	(48,583)	27,591
Balance, end of year	(5,901,154)	(5,852,571)

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006 $	2005 $
Operating activities		
Net income (loss)	(48,583)	27,591
Items not affecting cash		
Share of net (loss) earnings of equity investment	964	(17,759)
Stock-based compensation cost	–	32,000
Amortization	569	427
Gain on sale of marketable securities	–	(56,416)
Decrease (increase) in accounts receivable	(2,811)	(788)
Increase in prepaid expenses	–	(1,500)
Increase (decrease) in loan from officer	–	(35,000)
Decrease in accounts payable	7,885	(6,679)
Increase (decrease) in consulting charge payable	(35,100)	(35,100)
Cash used in operating activities	(77,076)	(93,224)
Investing activities		
Deferred exploration expenditures	(8)	1,553
Proceeds on sale of marketable securities	–	71,971
Natural gas interests	(18,885)	(50,024)
Investment in subsidiaries	34,566	36,412
Purchase of capital assets	–	(1,707)
Cash provided by investing activities	15,673	58,205
Financing activities		
Issue of shares	850,420	92,000
Shares issue costs	(65,416)	–
Tax benefits renounced – flow-through shares	–	(28,896)
Cash provided by financing activities	785,004	63,104
Change in cash	723,601	28,085
Cash, beginning of year	79,258	51,173
Cash, end of year	802,859	79,258

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities
Marketable securities are carried at the lower of cost and market value.

(c) Credit risk
The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

(d) Interests in mining properties
Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the results of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(e) Natural gas interests
Natural gas interests are stated at cost and include expenditures for carrying and retaining undeveloped properties.

(f) Flow-through Shares
In March 2004, the Emerging Issues Committee ("EIC") of the CICA issued EIC-416 "Flow-through Shares" which is effective for all flow-through share issues subsequent to March 19, 2004. The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The future income tax liability must be recognized, and the shareholder's equity reduced, on the date that the Company renounces the tax credits associated with the expenditures.

(g) Impairment of long-lived assets
CICA Handbook Section 3063 "Impairment of Long-Lived Assets" requires the Company to assess the impairment of long-lived assets, which consist primarily of resource properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, the adoption of CICA Handbook Section 3063 has no impact on results of operations previously and currently presented.

(h) **Asset retirement obligations**

CICA Handbook Section 3110 "Asset Retirement Obligations" requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual charges to earnings over the estimated life of the property. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of its properties.

(i) **Capital assets**

Capital assets are stated at cost less accumulated amortization. Amortization of capital assets has been provided in the accounts on the straight line basis at the following rates:

Computer equipment – over 3 years

(j) **Financial instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(k) **Foreign currency translation**

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(l) **Earnings (loss) per share**

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

(m) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(n) **Income taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(o) **Stock-based compensation cost**

CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

(p) Consolidation of variables interest entities

The CICA issued AcG-15 "Consolidation of Variables Interest Entities" provides guidance for applying the principles of Section 1590 "Subsidiaries" to certain special purpose entities. This pronouncement did not have any impact on the Company's consolidated financial statements.

3. Marketable securities

The marketable securities on hand at December 31, 2006 had a market value of $131,510 (2005–$101,825).

4. Note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. The note plus total interest is capped at three times the note principal, and that was reached in 2003. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its wholly owned subsidiary, Crew Minerals (Philippines) Inc., had an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines would be carried at 25% NPI. As at December 31, 2006, Crew had not put the property into production.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2006 and to date, the MPSA application has not yet been approved.

The Company records its investment in Altai Philippines on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed earnings (losses) since inception.

	2006	2005
	$	$
40% equity shares and investment expenses	853,074	887,640
Share of net (losses) earnings to date	(291,519)	(290,555)
	561,555	597,085

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Balance, End of year
	$	$	$
Malartic Township, Quebec			
Property	283,711		283,711
Expenditure	726,235	8	726,243
	1,009,946	–	1,009,954

Mining property description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

The property is named as "Blackcliff project" by the property joint-venture partner.

7. Natural gas interests

	Balance, Beginning of year	Expenditure	Grant	Balance, End of year
	$	$	$	$
Sorel-Trois Rivieres property, Quebec	1,484,529	57,994	39,109[1]	1,503,414

[1] The amount is a grant from the Quebec Government.

a) **Natural gas properties description:**

Sorel-Trois Rivieres natural gas property, Quebec

In 2006 the Company and its joint venture partner in the Sorel-Trois Rivieres natural gas property, Quebec, Petro St-Pierre Inc., ("PSP") have eleven oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands Region, of Quebec, covering 127,542 hectares (315,156 acres). Talisman Energy Canada has earned a 100% equity interest in one of those permits in the second half of the year (see Note 7b).

At the beginning of 2006 the Company owned a 54.12% working interest in the property. As at December

31, 2006 this working interest was 54.88%. PSP had 45.12% working interest at December 31, 2006. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

b) Since July 2005, the Company and PSP have optioned a portion of the oil and gas permits in the Sorel-Trois Rivieres property to Talisman Energy Canada ("Talisman"). The agreement involves four permits aggregating to 73,275 hectares (181,063 acres) ("Farmout Lands").

Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman committed to drilling one well, while the other wells are optional. The option extends to April 2010.The Company and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the earned Farmout Lands. The drilling and testing of the first well was carried out in the second half of 2006.

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Capital assets

			2006	2005
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Computer equipment	1,707	996	711	1,280

10. Share capital, share purchase warrants and options

a) Share Capital

Authorized
An unlimited number of common shares of no par value.

Shares Issued

	No. of shares	Amount $
Balance at December 31, 2004	**24,133,554**	**9,279,232**
Issued for cash in 2005		
– private placement flow-through shares	800,000	80,000
– exercise of stock options	120,000	12,000
Tax benefits renounced – flow-through		(28,896)
Stock-based compensation value of options exercised in 2005		6,000
Balance at December 31, 2005	**25,053,554**	**9,348,336**

Issued for cash in 2006		
– private placement common shares (1)	2,000,000	400,000
– private placement flow-through shares (1)	1,800,000	450,000
– exercise of stock options	3,000	420
Share purchase warrant valuation (b)		(466,000)
Valuation of compensation options of common share units re private placements		(43,960)
Share issue costs – cash		(65,416)
Stock-based compensation value of options exercised in 2006		180
Balance at December 31, 2006	**28,856,554**	**9,623,560**

(1) On October 31, 2006, the Company closed a non-brokered private placement of 1,800,000 common share units at a price of $0.25 per unit for gross proceeds of $450,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.35 per share expiring April 29, 2008. The Company granted a compensation option of 126,000 common share units exercisable at $0.25 per unit and expiring October 30, 2007, with each unit consisting of one common share and one common share purchase warrant entitling the holder to acquire one common share at $0.35 per share and expiring April 29, 2008.

Concurrently the Company closed a non-brokered private placement of 2,000,000 flow-through share units at a price of $0.20 per unit for gross proceeds of $400,000. Each unit is comprised of one flow-through common share and one-half non flow-through common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.25 per share expiring October 30, 2007. The Company granted a compensation option of 140,000 common share units exercisable at $0.20 per unit and expiring October 30, 2007, with each unit consisting of one common share and one-half common share purchase warrant (one whole warrant entitles the holder to acquire one common share at $0.25 per share) expiring on October 30, 2007. In 2006, the Company has not renounced any qualifying expenditures to holders of the 2,000,000 flow-through shares.

The Company paid total cash finder's fees of $59,500.

(2) At December 31, 2006, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry date	Number of share purchase warrants	Black–Scholes value $	Exercise price $
Balance at December 31, 2005		**0**	**0**	
Share Purchase Warrants issued for common share units private placement (1)	April 29, 2008	1,800,000	306,000	0.35
Share Purchase Warrants issued for flow-through share units private placement (2)	October 30, 2007	1,000,000	160,000	0.25
Balance at December 31, 2006		**2,800,000**	**466,000**	

(1) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 1.5 years, a risk-free interest rate of 4.31%, a volatility of 200% and a dividend yield of 0%. The fair value of $306,000 has been recognized in the Company accounts.

(2) The share purchase warrants are valued using the Black-Scholes warrant/option pricing model with the following assumptions: Expected life of 1 year, a risk-free interest rate of 4.31%, a volatility of 200% and a dividend yield of 0%. The fair value of $160,000 has been recognized in the Company accounts

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2006, there were 850,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2005:

	Options outstanding	
	Number of shares	Weighted average exercise price
		$
Balance at December 31, 2005	**873,000**	**0.121**
Exercised	(3,000)	0.140
Balance at December 31, 2006	**870,000**	**0.120**

The following table summarizes outstanding share options at December 31, 2006:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	**Unexercisable**	**Total**		**$**
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
197,000	–	197,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
870,000	–	870,000		$ 0.120

(2) **Accounting for stock-based compensation cost**

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. In 2006, there was no stock-based compensation cost.

11. Contributed surplus

	2006 $	2005 $
Balance, beginning of year	**95,950**	**69,950**
Stock-based compensation cost	–	32,000
Stock-based compensation value of options exercised	(180)	(6,000)
Fair value of compensation options of common share units re private placements (a)	43,960	–
Balance, end of year	**139,730**	**95,950**

a) In 2006, the Company granted two compensation options of common share units in relation to two private placements, both expiring October 30, 2007:

(1) 140,000 common share units exercisable at $0.20 per unit with Black-Scholes fair value of $23,800; and

(2) 126,000 common share units exercisable at $$0.25 per unit with Black-Scholes fair value of $20,160.

Both compensation options are valued using the Black-Scholes option pricing model with the following assumptions: Expected life of 1 year, a risk-free interest rate of 4.31%, a volatility of 200% and a dividend yield of 0%. The total fair value of $43,960 has been recognized in the Company accounts.

12. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2006 $	2005 $
Numerator		
Net (loss) income for the year – basic and diluted	(48,583)	27,591
Denominator		
Weighted average number of shares – basic	26,115,524	24,850,047
Effect of dilutive shares		
Stock options	870,000	873,000
Warrants	475,616	–
Compensation options	45,184	–
Weighted average number of shares – diluted	27,506,324	25,723,047
Basic and diluted net (loss) income per share	(0.002)(1)	0.001

(1) Due to the loss in 2006, no diluted net loss per share is provided as the inclusion of outstanding options and warrants would be anti-dilutive.

13. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $36,000 (2005 – $23,613). These fees have been allocated to administrative expenses ($1,870) and resource properties ($34,130).

b) The second instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in 2006.

14. Office rental lease

The Company has a 3 year office gross rental lease from September 2004 to August 2007. The expected future lease payments in 2007 are $12,000.

15. Income taxes

Future income taxes reflect the net effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is no future income tax liability and 2 future income tax assets as follows:

	2006	2005
	$	$
Future income tax liability		
Renounced expenditures on flow-through shares	–	28,900
Future income tax assets		
Non-capital losses carried forward	193,964	186,750
Canadian development, exploration and oil and gas expenditures	412,129	394,225
	606,093	580,975
Valuation allowance for future income tax assets	606,093	552,075
Future income tax assets	–	28,900
Net future income tax liability and assets	–	–

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual loss for income tax purposes for each of the years ended is made up as follows:

	2006	2005
	$	$
Statutory rate	36.12%	36.12%
Loss before income taxes	(48,583)	(1,305)
Stock-based compensation cost	–	32,000
Amortization per statements	569	427
Share of (loss) earnings of subsidiary	964	(17,759)
Non-taxed capital gain	–	(28,208)
Renounced expenditures on flow-through shares	–	80,000
Utilization of non-capital losses	–	(80,000)
Loss for tax purposes	(47,050)	(14,845)

The Company has non-capital loss carry forwards of approximately $537,000 (2005 - $517,000) and tax pools of approximately $1,141,000 (2005 - $1,091,000) available to reduce future years' income for tax purposes.

Income tax losses by year of expiry:

	$
2007	73,000
2008	67,000
2009	37,000
2010	69,000
2014	229,000
2015	15,000
2016	47,000
	537,000

16. Subsequent event

In late January 2007, Crew Gold Corporation through its wholly owned subsidiary, Crew Minerals (Philippines) Inc, has terminated the option agreement with Altai Philippines Mining Corporation (in which the Company has 40% equity interest) re Altai Philippines' Negros Island sulfur property in the Philippines.

Bolton & Bolton
Chartered Accountants
25 Oakcrest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
March 8, 2007

"Bolton & Bolton"
Chartered Accountants
Licensed Public Accountant

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated March 8, 2007 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
March 8, 2007

"Bolton & Bolton"
Chartered Accountants
Licensed Public Accountant

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2006 **Dated April 9, 2007**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2006 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

1) The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff project" by property joint-venture partner) of 3 claims of 120 hectares (300 acres) and the 54.88% owned (as at December 31, 2006) Sorel-Trois Rivieres natural gas property of 11 oil and gas and reservoir permits of 127,542 hectares (315,156 acres) (Talisman having earned 100% equity interest in one of the oil and gas permits in the second half of 2006) were maintained in good standing in 2006.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) (1) Since July 2005, the Company and PSP have optioned a portion of the oil and gas permits in the Sorel-Trois Rivieres property to Talisman Energy Canada ("Talisman"). The agreement involves four permits aggregating to 73,275 hectares (181,063 acres) ("Farmout Lands").

Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman committed to drilling one well, while the other wells are optional. The option extends to April 2010.The Company and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the earned Farmout Lands.

(2) According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

(3) Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF (billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio. Production and alternation zone in Albion-Scipio is not continuous.

(4) Talisman carried out the drilling and testing of the first well (test well) in the second half of 2006. As at December 31, 2006 Talisman had earned 100% equity interest in one permit where the test well was drilled.

The well was drilled to a total measured depth of 1,294 meters or 1,262 meters vertical depth. It was drilled on a seismically defined feature in an attempt to find a structure that is similar to other Ordovician Trenton-Black River producing trends in the province of Ontario and New York State. In early 2007 Talisman reported that the well did not encounter commercial amount of gas.

In Altai's opinion there is very good exploration potential located along its 55 kilometers feature on its permits. A recent announcement by another company pointing to the presence of Trenton-Black River gas in a well located east of Altai's permits in the St. Lawrence Lowlands indicates that gas may be present in the region.

ii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

i) As at December 31, 2006 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) As at December 31, 2006, Crew Gold Corporation ("Crew"), through its wholly owned subsidiary, Crew Minerals Philippines Inc., had not yet put the Negros Island sulfur property that it had optioned from Altai Philippines, into production. In late January 2007, Crew has terminated the option agreement in view of the big increase in the annual payments from 2007 on. The Company and Altai Phillppines are examining different alternatives to develop the property.

2) At end of October 2006, the Company closed two non-brokered private placements:

i) One of 1,800,000 common share units at a price of $0.25 per unit for gross proceeds of $450,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.35 per share within a period of 18 months. Altai would use the net proceeds for general working capital.

ii) One of 2,000,000 flow-through share units at a price of $0.20 per unit for gross proceeds of $400,000. Each unit comprised of one flow-through common share and one-half non flow-through common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.25 per share within a period of 12 months. The Company would use the proceeds to incur qualifying CEE within 24 months of the closing of the private placement to flow-through to holders of the flow-through shares. For 2006 the Company has not renounced any qualifying expenditures to holders of the 2,000,000 flow-through shares.

The shares and the underlying warrants issued for both private placements were subject to hold until March 1, 2007.

OUTLOOK FOR 2007 AND BEYOND

The proceeds from the flow-through share units private placement provide adequate funds for the Company to carry out targeted exploration work on its oil and gas permits that were not optioned to Talisman Energy Canada for the next two years, whereas the proceeds from the common share units private placement will increase the general working capital of the Company and allow it to carry out exploration work on new projects or other properties that it has. Further future major expenditures on exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel-cobalt property.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the shallow gas reservoirs of the Sorel-Trois Rivieres natural gas property – In February – March 2007 Altai carried out a seismic reflection survey on the Sorel Islands, the portion of its permits which are not under option to Talisman. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments;
2. Completion of the sale of the Sibuyan lateritic nickel-cobalt property in the Philippines; and
3. Acquisition of a new property – base metals, gold or uranium.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) For the year of 2006, the Company had a net loss of $48,583 including its share ($964) of the net loss of equity investment in Altai Philippines. The net loss was mainly due to the relatively low administration expenses of $53,800.

b) During the year, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses and the second instalment payment of a long term consulting charge payable, mainly came from the receipt in January 2006 of Altai's share of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, and the receipt of a refundable tax credit of $39,000.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2006 to date compared to 2005 year end.

SELECTED ANNUAL INFORMATION

	December 31, 2006 $	December 31, 2005 $	December 31, 2004 $
Total revenue	7,177	60,756	4,647
Net income (loss)	(48,583)	27,591	(218,451)
(Loss) Income per share (Basic and Diluted)	(0.002)*	0.001	(0.009)*
Total assets	4,447,339	3,738,133	3,692,218
Long term debt	70,200	105,300	140,400
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	26,115,524	24,850,047	24,065,275
Diluted (including share options and warrants)	27,506,324	25,723,047	25,408,275

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2006	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	3,711	1,133	1,156	1,177
Net loss	(9,640)	(8,096)	(18,930)	(11,917)
Net loss per share (Basic and Diluted*)	(0.001)*	(0.000)*	(0.001)*	(0.000)*
Weighted average number of shares				
Basic	26,115,524	25,055,798	25,055,798	25,053,554
Diluted (including share options and warrants)	27,506,324	25,925,798	25,925,798	25,926,554

	Three Months Ended			
2005	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	1,068	1,025	938	57,725
Net income (loss)	39,195	(43,300)	(15,884)	47,580
Net income (loss) per share (Basic and Diluted)	0.002	(0.002)*	(0.001)*	0.002
Weighted average number of shares				
Basic	24,850,047	24.850,047	24,802,047	24,802,047
Diluted (including share options and warrants)	25,723,047	25,723,047	25,595,047	26,145,047

* Due to the loss in 2004, the second and third quarters of 2005, and 2006, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

There is a three year office rental lease expiring August 31, 2007. The total obligation for 2007 is $12,000.

RELATED PARTY TRANSACTIONS

1. Consulting services were provided by the two officers of the Company. Fees for such services amounted to $36,000 in 2006 compared to $23,613 in 2005.

2. The second instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in 2006.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and Secretary-Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary-Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the President and Secretary-Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Secretary-Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Secretary-Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the year ended December 31, 2006 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of April 9, 2007, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	28,856,554	28,856,554
Stock options	870,000	870,000
Warrants	2,800,000	2,800,000
Compensation options	266,000	266,000
Common shares fully diluted	32,792,554	32,792,554

FEE RULE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Altai Resources Inc.

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent financial year end	28,856,554 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11 (a)(ii)(A) and (B) of the Rule)	$0.104 (ii)	
Market value of class or series	(i) X (ii) =	$3,005,891.00 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$3,005,891.00
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$ 600.00
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee X Number of entire months remaining In the issuer's fiscal year / 12	=	
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N.A.

Form 52-109F1

Certification of Annual Filings

I, **Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 16, 2007

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, **Maria Au, the Treasurer of Altai Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 16, 2007

"Maria Au"

____

Signature
Treasurer

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

April 16, 2007

By Sedar Filing

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Altai Resources Inc. - CUSIP No. 02136K 10 8

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on April 16, 2007 as follows:

Per NI 51-102, the following material to all Shareholders who have requested the Audited Consolidated Financial Statements for the year ended December 31, 2006:-

1) Audited Consolidated Financial Statements for the Year ended December 31, 2006; and

2) Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2006.

We are also filing herewith the following documents in compliance with the applicable securities legislation:-

1) a) Audited Consolidated Financial Statements for the Year ended December 31, 2006;

   b) Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2006;

   c) Annual Participation Fee for Reporting Issuers (OSC) – Form 13-502F1;

   d) Certification of Annual Filings by the President and Chief Executive Officer (Form 52-109F1); and

   e) Certification of Annual Filings by the Chief Financial Officer (Form 52-109F1).

Electronic payments of fees for filing of annual financial statements (for the audited consolidated financial statements for the year ended December 31, 2006) to Ontario Securities Commission, Autorité des marché financiers, British Columbia Securities Commission, and Alberta Securities Commission are made with this filing.

Ontario Securities Commission
Autorité des marché financiers
TSX Venture Exchange

British Columbia Securities Commission
Alberta Securities Commission

April 16, 2007

By Sedar Filing

Yours truly,
ALTAI RESOURCES INC.

"Maria Au"
Maria Au
Treasurer

Encl.

<u>**Copy By Mail to :**</u>

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Standard & Poor's Corporation
Attn: Corporate Files Department
55 Water Street
New York, N.Y. 10041
U.S.A. (x 4)

Bolton & Bolton
Attn: Mr. Doug Bolton
25 Oakcrest Avenue
Unionville, Ontario, Canada, L3R 2B9

Computershare Investor Services Inc.
Attn: Ms. Shirley Yuen
100 University Avenue, 8th Floor,
Toronto, Ontario, Canada, M5J 2Y1

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

Computershare

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

SEDAR PROFILE # 1899

April 12, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Altai Resources Inc.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Annual General Meeting
2.	Security Description of Voting Issue :	Common
3.	CUSIP Number :	02136K108
	ISIN :	CA02136K1084
4.	Record Date for Notice of Meeting :	May 09, 2007
	Record Date for Voting :	May 09, 2007
5.	Meeting Date :	June 15, 2007
6.	Meeting Location :	Albany Club, Toronto, ON

Sincerely,

Computershare Investor Services Inc.
Agent for Altai Resources Inc.

END